FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of September 2016

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

The Registrant notified the Israeli Securities Authority on September 21, 2016 that the following resolutions were passed by the annual shareholders meeting which took place on September 21, 2016:

•	Reappointment of each of:
o	Mr Eduardo Elsztain,
o	Saul Zang
o	Amiram Erel and
o	Ms. Yael Andorn (an independent director)

as directors of the Company for an additional term of office until the Company’s next annual general meeting, all in addition to the external directors holding office in the Company.

•	Re-appointment of Kost Forer Gabbay & Kasierer, Accounting Firm, as the Company’s auditors for an additional term until the Company’s next annual general meeting and authorization of the Company’s audit committee and board of directors to determine their auditing fees.

.
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant) By: /s/Yaron Elad Yaron Elad VP & CFO

Dated:  September 21, 2016